Via Facsimile and U.S. Mail
Mail Stop 4720

November 24, 2009

Theodore Zucconi
Chief Executive Officer
Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, Massachusetts 02459

> **Re:** **Pro-Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Nine Months ended September 30, 2009**
> **File No. 1-31791**

Dear Mr. Zucconi:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A: Controls and Procedures
(b) Management's Annual Report on Internal Control Over Financial Reporting, page 33

1. You state that "Management did not fully complete documentation of its testing to verify the effectiveness of the key controls." Please tell us why this did not

preclude you from concluding that your internal control over financial reporting was effective. Further, tell us what "other factors taken into consideration" means and how it entered into your conclusion that your internal control over financial reporting was effective.

<u>Report of Independent Registered Accounting Firm, page F-1</u>

2. Please tell us whether your auditor, Vitale, Caturano & Company, was registered with the PCAOB at the date of the auditors' report and explain to us why they are no longer registered with the PCAOB. If there was a name change, please state the date of the change in your response.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant